Mail Stop 3561

January 15, 2010

Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

> **Re:** **General Finance Corporation**
> **Registration Statement on Form S-1**
> **Filed December 18, 2009**
> **File No. 333-163851**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed November 12, 2009**
> **File No. 001-32845**

Dear Mr. Valenta:

We have limited our review of your registration statement on Form S-1 to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. Please file all required exhibits in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Part II

2. Please provide the disclosure required by Item 701 of Regulation S-K concerning recent sales of unregistered securities. Also see Item 15 of Form S-1.

Signatures, page II-3

3. Please amend your filing to include your controller/principal accounting officer's signature. See Instruction 1 to the Signatures section of Form S-1.

Exhibit 5.1

4. Please revise to include the file number of the registration statement.

5. In the third paragraph of the legal opinion, we note that counsel has assumed the legal competence of all signatories to documents. Counsel may not assume that the persons signing the documents had the legal authority to do so. This is a conclusion of law and, as such, please revise the opinion accordingly.

6. We note that you are registering the shares of common stock issuable upon the exercise of the warrants, but in your third paragraph of the legal opinion you assume that there will be a sufficient number of authorized common stock shares if the warrants are exercised. Please tell us how you are able to opine that the shares will be validly issued if you cannot determine that sufficient shares are duly authorized. It is inappropriate to assume a material fact underlying your opinion. Please revise the opinion to omit this assumption or advise.

7. We note the language in the second to last paragraph, "[t]he opinion set forth herein are based upon the facts in existence and laws in effect on the date hereof, and we assume no obligation to advise you of any changes in the foregoing subsequent to the effectiveness of the Registration Statement." Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitations from the opinion.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 37

8. Please tell us how you considered explaining the fluctuations in interest income and minority interest as part of your explanation of changes in your results of operations. In this regard, the fluctuations in these line items from year to year appear to be significant.

9. In future filings, when you identify intermediate causes of changes in revenues, such as an increase in price or volume, please provide your readers with insight into the underlying drivers of those changes.

Measures not in Accordance with Generally Accepted Accounting Principles in the United State, page 42

10. Please explain to us why you have reconciled your non-GAAP financial measures of EBITDA and Adjusted EBITDA to Operating Income as opposed to Net Income. Please refer to Question 103.02 from our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Critical Accounting Estimates, page 45

11. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in testing your goodwill or intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified.   Refer to Section V of our Release No. 33-8350.

12. Given the material amount of your goodwill and the continued challenging economic conditions, please consider the following guidance when preparing your upcoming Form 10-K. Please clearly indicate within your Critical Accounting Policy how you determine your reporting units for purposes of goodwill impairment testing and your methodology for determining the fair value of each reporting unit. Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 9A. Controls and Procedures, page 47

13. We note your conclusion regarding the effectiveness of your disclosure controls and procedures. If you choose to provide the definition of disclosure controls and procedures in future filings, please ensure that you provide the entire definition specified by Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, the portion of the definition that you currently provide as subsection one should be revised to indicate that disclosure controls and procedures are effective in that they provide reasonable assurance that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Financial Statements for the Year Ended June 30, 2009

Consolidated Statements of Operations, page F-4

14. We note that you separately present revenues from sales and leasing. Please tell us why you do not separately present cost of sales related to your sales and leasing businesses. In this regard, it appears from your current disclosure that the direct costs of your leasing operations may be included in the line item titled "Leasing, selling and general expenses" and in the line item titled "Depreciation and amortization." Refer to Rule 5-03 of Regulation S-X.

15. It is unclear to us from your current presentation whether you have excluded depreciation and amortization from cost of sales. Please tell us how you considered the guidance in SAB Topic 11:B.

Notes to Consolidated Financial Statements, page F-7

Note 1. Organization and Business Operations, page F-7

Acquisition of Pac-Van, page F-8

16. Please explain to us how you considered whether financial statements for Mobile Office Acquisition Corp. are required pursuant to Rule 3-05 of Regulation S-X. Your response should provide us with the calculations for each significance test specified in Rule 1-02(w) of Regulation S-X and explain how you have interpreted Rule 3-05 in determining that no financial statements are needed.

17. We note from your purchase price allocation for Pac-Van that approximately 99% of the total purchase price was allocated to goodwill. Please tell us where you provided the disclosure required by paragraph 51(b) of SFAS 141. Also explain to us in detail your methodology for determining the fair value of the identified tangible and intangible assets, how you determined that you had identified all acquired intangible assets, your business reasons for paying such a large premium to acquire this company, and any other information that may assist us in understanding why virtually all of the $47 million purchase price is allocated to goodwill.

Note 2. Summary of Significant Accounting Policies, page F-9

Segment Information, page F-10

18. We read that you have determined that you have one reportable operating segment. Please provide us with your analysis under ASC 280-10-50 to support your conclusion that you have only one operating segment. Your response should

include a description of the various financial reports that are provided to your Chief Operating Decision Maker (CODM) and your Board of Directors and identification of the information used by your CODM to make decisions about resource allocation and performance assessment. If your CODM only reviews consolidated financial information for these purposes, please explain to us in reasonable detail why consideration of the differences in geographic regions or the differences between sales and leasing businesses is not needed in order for the CODM to manage the business in an appropriate control environment.

Goodwill, page F-12

19. We note that you determined that no impairment provision related to goodwill was required to be recorded as of June 30, 2009. Please refer to comment twelve above and provide us with the information requested in that comment for your goodwill impairment testing as of June 30, 2009 to assist us in better understanding how you concluded that no impairment was necessary. Your response should also explain how you considered the market capitalization of your company when determining fair value.

Note 7. Income Taxes, page F-23

20. Please explain to us in more detail how you determined that no valuation allowance on your deferred tax asset was necessary and how you determined that the amount is more likely than not to be realized. Please discuss all positive and negative evidence that you considered as contemplated in ASC 740.

Note 13. Subsequent Event, page F-30

21. We also note that you have amended your ANZ senior credit facility in September 2009. Please explain to us whether any of these changes was a substantial modification of terms and the accounting impact, if any, of each amendment.

Form 10-Q for the Quarter Ended September 30, 2009

Condensed Consolidated Balance Sheets, page 3

22. It is unclear to us that you have properly applied the guidance in ASC 810-10-65 to your balance sheets. Please explain to us in reasonable detail why you have not presented your noncontrolling interests in the consolidated statement of financial position within total equity.

***

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Sellers, Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Arthur L. Zwickel, Esq.